June 27, 2025

Chirag Bhavsar
Chief Executive Officer
CNL Strategic Residential Credit, Inc.
450 South Orange Avenue, Suite 1400
Orlando, Florida 32801-3358

       Re: CNL Strategic Residential Credit, Inc.
           Form 10-12G
           Filed on June 2, 2025
           File No. 000-56755
Dear Chirag Bhavsar:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12G filed on June 2, 2025
Share Repurchase Plan, page 27

1.     We note your disclosure on pages 27-28 and 125 that you will use periodic NAV
       pricing for both your offerings and share repurchase plan. Please clarify both
       discussions how you will communicate the prior period   s NAV for the
various classes
       of shares. Further, in the event of adjustments to the offering price prior to acceptance of subscriptions, please clarify how investors can check for an adjusted offering price prior to the closing date of their subscription.
2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan.
       We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation
       Finance in prior no action letters. To the extent you are relying on Blackstone Real
       Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT,
       Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April
 June 27, 2025
Page 2

       26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1,
       2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance,
       you may contact the Division   s Office of Mergers and Acquisitions at
202-551-3440.
3. Please be advised that you are responsible for analyzing the applicability of
       Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.
Risk Factors, page 57

4. Please add risk factor disclosure highlighting the risk that in certain circumstances, you can exceed the limitation in your charter on borrowing in excess of 300% of the value of your net assets, as noted on page 13.
Security Ownership of Certain Beneficial Owners and Management, page 107

5. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by CNL
       Residential Credit Manager, LLC and Balbec Capital Holdings, L.P. Notes on Financial Statements
6. Subsequent Events, page F-5

6. We note you have reviewed subsequent events through May 15, 2025, which precedes the date of the report from your independent registered public accounting firm. Please tell us what consideration you gave to evaluating subsequent events through the audit report date noted. Refer to ASC 855-10-25.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Jason Myers